UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one)

☒   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

Commission File Number 000-00121

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN
1005 Virginia Drive
Fort Washington, PA 19034

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kulicke and Soffa Industries, Inc.
23A Serangoon North Avenue 5, #01-01 K&S Corporate Headquarters, Singapore 554369
(Address of principal executive offices and Zip Code)

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN
Financial Statements and Supplemental Schedule
For the years ended December 31, 2019 and 2018

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Kulicke and Soffa Industries, Inc. Incentive Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Kulicke and Soffa Industries, Inc. Incentive Savings Plan (the “Plan”) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended, and the related notes and schedules (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years ended December 31, 2019 and 2018, in conformity with the modified cash basis of accounting described in Note 2.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a basis of accounting other than accounting principles generally accepted in the United States of America.
Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4i - schedule of assets (held at end of year) (modified cash basis) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Kronick Kalada Berdy & Co., P.C.
We have served as the Plan's auditor since 2005
Kingston, Pennsylvania
June 26, 2020

Kulicke and Soffa Industries, Inc. Incentive Savings Plan
Statements of Net Assets Available for Benefits (Modified Cash Basis)
December 31, 2019 and 2018

	2019	2018
Assets:
Investments, at fair value	$119,834,371	$96,013,734
Separate investment account at contract value	8,322,604	8,696,228
Total investments	128,156,975	104,709,962
Receivables:
Notes receivable from participants	502,110	410,484
Net assets available for benefits	$128,659,085	$105,120,446

The accompanying notes are an integral part of these financial statements.

Kulicke and Soffa Industries, Inc. Incentive Savings Plan
Statements of Changes in Net Assets Available for Benefits (Modified Cash Basis)
For the years ended December 31, 2019 and 2018

	2019	2018
ADDITIONS:
Investment income:
Interest and dividends	$2,623,495	$2,798,361
Net appreciation in fair value of investments	21,831,088	—
	24,454,583	2,798,361
Contributions:
Participants	3,398,613	3,530,329
Employer cash	1,498,764	1,603,402
Rollover	92,679	486,991
	4,990,056	5,620,722
Total additions	29,444,639	8,419,083

DEDUCTIONS:
Benefit payments	5,768,018	5,442,932
Net depreciation in fair value of investments	—	8,261,777
Administrative and other fees	137,982	133,076
Total deductions	5,906,000	13,837,785

NET (DECREASE) INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	23,538,639	(5,418,702)

Net assets available for benefits:
Beginning of year	105,120,446	110,539,148
End of year	$128,659,085	$105,120,446

The accompanying notes are an integral part of these financial statements.

Kulicke and Soffa Industries, Inc. Incentive Savings Plan
Notes to Financial Statements (Modified Cash Basis)
December 31, 2019 and 2018

1.	DESCRIPTION OF THE PLAN
The following description of the Kulicke and Soffa Industries, Inc. (the “Company”) Incentive Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution plan established on January 1, 1987 and has been periodically amended and restated with the latest restatement on January 2, 2019. Full-time employees that are at least 18 years old are eligible to participate in the Plan. Part-time or temporary employees that are at least 18 years old are eligible to participate after 12 months of service with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
The Plan allows for employee contributions and matching Company contributions in varying percentages. The Plan allows participants to make before tax and after tax Roth contributions of up to 85% of their compensation subject to Internal Revenue Service (“IRS”) limitations. In addition, participants who have attained the age of 50 before the end of the Plan year are eligible to make “catch-up” contributions. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan.
The Company matches contributions of 100% of the employee contribution up to 4% of eligible compensation each payroll period. If the employee has 15 years or more of vesting service prior to January 1, 2011, the Company matches contributions of 100% of the employee contribution up to 6% of eligible compensation each payroll period. Eligible “catch-up” contributions made by participants who have attained the age of 50 before the end of the Plan year are not matched. Contributions are subject to certain IRS limitations.
Participant Accounts
Each participant's account is credited with the participant's contribution, allocation of the Company's contribution and Plan earnings, and charged with an allocation of Plan losses, if any, and administrative and other fees paid by the Plan. Allocations are based upon participant earnings, account balances, or specific participant transactions, as defined. Participants are entitled to their vested account.
Vesting
Participants are vested immediately in their contributions plus actual earnings. Vesting in the Company's matching contribution to the participant's account is based upon years of service. The participants are 50% vested after one year of service and 100% vested after two years of service. If a participant satisfies retirement requirements, dies, or becomes disabled while actively working for the Company, the participant's account becomes 100% vested.
Payment of Benefits
Upon termination of service, a participant or beneficiary is entitled to receive a lump-sum amount equal to the vested value of his or her account. Distributions are subject to the applicable provisions of the Plan agreement.
Expenses
Certain expenses incurred maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Investment-related expenses are included in net appreciation or depreciation of fair value of investments.
Fees for the administration of notes receivable from participants are included in administrative expenses and charged directly to participants' accounts.

Kulicke and Soffa Industries, Inc. Incentive Savings Plan
Notes to Financial Statements (Modified Cash Basis)
December 31, 2019 and 2018 (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements are prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles (“GAAP”), and is an acceptable method of reporting under Department of Labor Regulations. The modified cash basis of accounting utilizes the cash basis of accounting while carrying investments at fair value and recording investment income on the accrual basis.
Use of Estimates
The preparation of financial statements requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Payment of Benefits
Benefits are recorded when paid by the Plan.
Valuation and Description of Investments
Investments are reported at fair value (except for the fully benefit-responsive investment contract, which is reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers, custodians and insurance company. See Note 3 for a discussion of fair value investments.
Mutual funds and the Company's common stock are stated at fair value based on quoted market prices. Funds are also held in self-directed brokerage accounts, at the direction of the participant, which consist of mutual funds, common stock and money market accounts which are stated at fair value based on quoted market prices. The Company also offers participants a separate investment account, the MassMutual Diversified SAGIC II.
The Plan entered into a traditional fully benefit-responsive guaranteed investment contract with MassMutual. The MassMutual Diversified SAGIC II (also known as the MassMutual Diversified Bond Separate Account Guaranteed Interest Contract II), is a market value separate investment account (“SIA”) of MassMutual managed by Barings LLC (“Barings”) and offered under a MassMutual group annuity contract that provides a MassMutual general account guarantee to pay a stated rate of return. This guaranteed rate of return smooths out the daily fluctuations in the bond market. The SIA offers these stable value features: guarantee of principal backed by MassMutual and a fixed crediting rate periodically reset from the SIA’s investment experience and plan level cash flow and fees; full liquidity at book value for participant-directed benefit payments and transfers to "non-competing investments" (defined as certain fixed-income investments and self-directed brokerage accounts); and smooths impact of market fluctuations on participant account balance through fixed crediting rate process. An additional level of security is that assets in the SIA are insulated from the general obligations of MassMutual. The SIA invests in a diversified portfolio of primarily investment-grade fixed income securities (with a potential of up to 25% of assets in below investment-grade debt securities) including but not limited to corporate, U.S. government and agency, foreign issuer and private placement bonds, and mortgage-backed and other asset-backed securities. The credit quality of the portfolio has historically averaged an “A,” and the average credit quality of the portfolio will not be less than an A-/A3. The crediting rate is determined for each individual plan contract based on anticipated market returns in the SIA and the book value account and market value account differential, in addition to any plan-specific contract charges. All bona-fide participant-initiated withdrawals, including benefit payments, loans and transfers to other non-competing investment options, are paid at book value. Transfers to competing fixed income investments are not allowed. Employer-initiated events, such as layoffs, sale of a business unit, or company merger are considered market value events and are subject to contract discontinuance provisions. The SAGIC average crediting rate was 3.31% for the year ended December 31, 2019 and 3.14% for the year ended December 31, 2018.
Contract value, as reported to the Plan by the fund managers, represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Kulicke and Soffa Industries, Inc. Incentive Savings Plan
Notes to Financial Statements (Modified Cash Basis)
December 31, 2019 and 2018 (continued)

The Plan's ability to receive amounts due is dependent on the issuer's ability to meet its financial obligations. The issuer's ability to meet its contractual obligations may be affected by future economic and regulatory developments.
Certain events limit the ability of the Plan to transact at contract value with the issuers. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, or (5) premature termination of the contract. No events are probable that might limit the ability of the Plan to transact at contract value with the contract issuers and limit the ability of the Plan to transact at contract value with the participants.
In addition, certain events allow the issuer to terminate the contract with the Plan and settle at an amount different from contract value. Such events include (1) an uncured violation of the Plan’s investment guidelines, (2) a breach of material obligation under the contract, (3) a material misrepresentation, and (4) a material amendment to the agreement without the consent of the issuer.
The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.
Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation in fair value of investments includes the change in the fair value of assets from one period to the next and realized gains and losses.
The preceding methods described may produce a value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the value of certain financial instruments could result in a different fair value measurement at the reporting date.
Subsequent Events
The Plan has evaluated the effects of events that have occurred subsequent to December 31, 2019, through the filing date of this Form 11-K and have identified the following subsequent events:
A strain of coronavirus ("COVID-19"), which was first detected in Wuhan, China in December 2019, has rapidly spread across China and across the globe, and on March 11, 2020, the World Health Organization declared COVID-19 a pandemic. As a result of the COVID-19 pandemic, many countries have suspended travel to and from affected countries and imposed quarantines.
The U.S. government has also implemented enhanced screenings, quarantine requirements and travel restrictions in connection with the COVID-19 outbreak. The spread of this virus has the potential to cause business disruption to the Plan sponsor beginning in March 2020, due to state government-imposed shutdowns of businesses and other results of the illness.  The Plan sponsor expects this matter may have a negative impact on the Plan’s future results. The extent of the impact of COVID-19 on the Plan sponsor and the Plan’s performance will depend on future developments, including the duration and spread of the outbreak, which are highly uncertain and cannot be predicted.
On March 27, 2020, President Trump signed into law the Coronavirus Aid, Relief, and Economic Security ("CARES") Act. The CARES Act, among other things, includes several relief provisions available to tax-qualified retirement plans and their participants. Plan management has evaluated the relief provisions available to Plan participants under the CARES Act and has implemented the following provisions:

Kulicke and Soffa Industries, Inc. Incentive Savings Plan
Notes to Financial Statements (Modified Cash Basis)
December 31, 2019 and 2018 (continued)

•Special coronavirus-related distributions up to $100,000
•Increase in the available loan amount as described in Note 4 to the lesser of $100,000 or 100% of the participant’s vested account balance for loans issued between March 27, 2020 to September 22, 2020
•Extension of the period for loan repayments, if applicable, up to one year

3.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2
Inputs to the valuation methodology include
- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability; and
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Self-directed brokerage accounts: Fair value based on quoted market prices of the mutual funds, common stock and money market accounts within the account.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2019 and 2018:

Kulicke and Soffa Industries, Inc. Incentive Savings Plan
Notes to Financial Statements (Modified Cash Basis)
December 31, 2019 and 2018 (continued)

	Fair Value Of Investments as of December 31, 2019
	Level 1	Level 2	Level 3	Total

Mutual funds	$110,477,384	$—	$—	$110,477,384
Kulicke and Soffa Industries, Inc. common stock	5,037,322	—	—	5,037,322
Self directed brokerage accounts	4,319,665	—	—	4,319,665
Total investment assets at fair value	$119,834,371	$—	$—	$119,834,371

	Fair Value Of Investments as of December 31, 2018
	Level 1	Level 2	Level 3	Total

Mutual funds	$88,832,855	$—	$—	$88,832,855
Kulicke and Soffa Industries, Inc. common stock	3,853,374	—	—	3,853,374
Self directed brokerage accounts	3,327,505	—	—	3,327,505
Total investment assets at fair value	$96,013,734	$—	$—	$96,013,734

Gains and losses included in changes in net assets available for benefits for the years ended December 31, 2019 and 2018 are recorded in net depreciation and net appreciation in fair value of investments, respectively.

4.	NOTES RECEIVABLE
Under the terms of the Plan, participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Borrowings are secured by the balance in the participant's vested account and bear interest at rates commensurate with prevailing market rates for similar loans. Participants may only have one loan outstanding at any time. Principal and interest is repaid ratably through payroll deductions. Participants pay a $50 loan initiation fee for each borrowing.
Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are charged directly to the borrowing participant's account and are included in administrative expenses when incurred. No allowance for credit losses has been recorded as of December 31, 2019 and 2018. If a participant does not make loan repayments and the plan administrator considers the participant loan to be in default, the loan balance is reduced, and the delinquent participant note receivable is recorded as a benefit payment based on the terms of the Plan document.

5.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

6.	TAX STATUS
The IRS has determined and informed the Company by a letter dated March 31, 2014, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes the Plan is currently being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the relevant trust is tax-exempt.

Kulicke and Soffa Industries, Inc. Incentive Savings Plan
Notes to Financial Statements (Modified Cash Basis)
December 31, 2019 and 2018 (continued)

The Plan administrator evaluates tax positions taken by the Plan and recognizes a tax liability for any uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2016.

7.	FORFEITURES
Employer contributions forfeited remain in the Plan and are available to offset future employer contributions or to pay Plan expenses. As of December 31, 2019 and 2018, forfeited non-vested accounts totaled $197,033 and $223,491, respectively. For the years ended December 31, 2019 and 2018, $48,000 and $48,000, respectively, was used from the forfeiture account to pay Plan expenses.

8.	RELATED PARTIES
Certain Plan assets are managed by Vanguard Fiduciary Trust Co. ("Vanguard") as the trustee of the Plan. Vanguard provides certain administrative services to the Plan pursuant to a Master Plan Services Agreement between the Company and Vanguard. Vanguard receives revenue from mutual fund service providers for services Vanguard provides to the funds. This revenue is used to offset certain amounts owed to Vanguard for its administrative services to the Plan. Prior to January 2, 2011, the Plan sponsor issued the shares of the Company's common stock.  Therefore, transactions in these investments qualify as party-in-interest transactions.

9.	RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the future and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Kulicke and Soffa Industries, Inc. Incentive Savings Plan
EIN 23-1498399 Plan 002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Modified Cash Basis)
As of December 31, 2019

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value	% Of Assets
	T. Rowe Price Institutional Large Cap Core Growth Fund	Registered Investment Company	N/A	$20,268,674	15.76%
*	Vanguard Institutional Index Fund Inst'l Shares	Registered Investment Company	N/A	19,703,029	15.32%
*	Vanguard Total Bond Market Index Fund Admiral Shares	Registered Investment Company	N/A	9,434,962	7.33%
*	Vanguard Institutional Target Retirement 2020 Fund	Registered Investment Company	N/A	8,445,059	6.57%
**	MassMutual Diversified SAGIC II	Registered Investment Company	N/A	8,322,604	6.47%
	Metropolitan West Total Return Bond Fund; P Class	Registered Investment Company	N/A	5,998,536	4.66%
*	Vanguard Institutional Target Retirement 2030 Fund	Registered Investment Company	N/A	5,752,365	4.47%
*	Vanguard Institutional Target Retirement 2040 Fund	Registered Investment Company	N/A	5,534,021	4.30%
*	Vanguard Developed Markets Index Fund Admiral Shares	Registered Investment Company	N/A	5,335,122	4.15%
*	Vanguard Mid-Cap Index Fund Admiral Shares	Registered Investment Company	N/A	5,215,941	4.05%
*	Kulicke & Soffa Stock Fund	Company Common Stock	N/A	5,037,322	3.92%
*	Vanguard Small-Cap Index Fund Admiral Shares	Registered Investment Company	N/A	4,799,115	3.73%
*	Vanguard brokerage option	Self-directed Brokerage Account	N/A	4,319,665	3.36%
	Principal MidCap Fund; Institutional Class	Registered Investment Company	N/A	3,749,850	2.91%
	American Funds EuroPacific Growth Fund; Class R-6	Registered Investment Company	N/A	3,732,173	2.90%
*	Vanguard Institutional Target Retirement 2050 Fund	Registered Investment Company	N/A	3,257,061	2.53%
	JPMorgan Equity Income Fund; Class R6	Registered Investment Company	N/A	2,925,697	2.27%
	American Century Mid Cap Value Fund; Class R6	Registered Investment Company	N/A	2,190,598	1.70%
*	Vanguard Institutional Target Retirement 2015 Fund	Registered Investment Company	N/A	1,337,159	1.04%
	American Funds New Perspective Fund; Class R-6	Registered Investment Company	N/A	974,900	0.76%
	Wells Fargo Special Small Cap Value Fund; Class R6	Registered Investment Company	N/A	685,598	0.53%
	T. Rowe Price QM US Small Cap Growth Equity Fund; Investor Cl	Registered Investment Company	N/A	555,342	0.43%
*	Vanguard Institutional Target Retirement Income Fund	Registered Investment Company	N/A	351,956	0.27%
*	Vanguard Institutional Target Retirement 2060 Fund	Registered Investment Company	N/A	153,893	0.12%
*	Vanguard Prime Money Market Fund	Registered Investment Company	N/A	76,333	0.06%
*	Participant Loans	Notes receivable from participants, interest rates from (3.25% to 5.5%), maturity dates vary through 2034, secured by account balances	N/A	502,110	0.39%

				$128,659,085	100%
*	A party-in-interest as defined by ERISA
**	At contract value
N/A	Cost is not required for participant-directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN

Date: June 26, 2020	By: /s/ Kerri Brechbiel
Kerri Brechbiel
Chairman, Plan Administrator Committee
Kulicke and Soffa Industries, Inc.

INDEX TO EXHIBITS

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm